Jupiter Neurosciences, Inc.

1001 North US HWY 1, Suite 504

Jupiter, Florida 33477

February 10, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc.
Registration Statement on Form S-1
CIK No. 0001679628
File No. 333-260183

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Jupiter Neurosciences, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Monday, February 14, 2022, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Jupiter Neurosciences, Inc.

/s/ Christer Rosén
Christer Rosén
Chief Executive Officer